

April 9, 2014

<u>Via E-mail</u>
Frank Schools
Chief Financial Officer
99 Cents Only Stores
4000 Union Pacific Avenue
City of Commerce, California 90023

      Re: **99 Cents Only Stores**
              Form 10-K for the Fiscal Year Ended March 30, 2013
              Filed July 12, 2013
              File No. 1-11735

Dear Mr. Schools:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ William H. Thompson

                    William H. Thompson
                    Accounting Branch Chief